


SembCorp
Industries


05005124

Co Regn No: 199802418D

Rule 12g3-2(b) File No. 825109

24 December 2004

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.


SUPPL


SEC MAIL RECEIVED PROCESSING SECTION
JAN 04 2005
185
WASH, D.C.

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed is the announcement submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

PROCESSED
JAN 12 2005
THOMSON FINANCIAL

Linda Hoon Siew Kin
Group Company Secretary

Enc

C:jesstan/MasnetAnn/SECltr

SembCorp Industries Ltd 30 Hill Street #05-04 Singapore 179360
Tel: (65) 6723 3113 Fax: (65) 6822 3254 Website: http://www.sembcorp.com.sg


PEOPLE DEVELOPER

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SEMBCORP INDUSTRIES LTD
Company Registration No.	199802418D
Announcement submitted on behalf of	SEMBCORP INDUSTRIES LTD
Announcement is submitted with respect to *	SEMBCORP INDUSTRIES LTD
Announcement is submitted by *	Linda Hoon Siew Kin
Designation *	Group Company Secretary
Date & Time of Broadcast	24-Dec-2004 12:43:33
Announcement No.	00013

>> Announcement Details
The details of the announcement start here ...

Announcement Title * SembCorp Industries' Engineering Unit inks construction management contracts in India

Description

SembCorp Industries' engineering unit inks construction management contracts in India

- Deals reflect further success in strategy to refocus SembCorp Engineers and Constructors on projects higher up the value chain

24 December, 2004 - SembCorp Engineers and Constructors (SembE&C) has been appointed project manager by India's Hooghly Mills Co Ltd to manage the construction of three commercial and residential projects in Kolkata, India.

The projects comprise a new Rs 1.275 billion (S$47m) residential development called Garden Reach, a 100,000 sq ft commercial building named Park Street Mall, and the refurbishment of an existing commercial building called Magnet House Electronic Mall. The three projects have a total value of Rs 1.455 billion.

The appointment is the latest success in SembE&C's strategy to refocus on engineering projects higher up the value chain. Earlier this month, the company announced that it had secured EPC (Engineering, Procurement and Construction) contracts valued at S$660 million for the restart of an Indian oil refinery located at Vadinar, Gujarat. The company also recently revealed that it had been awarded various process engineering contracts in the Middle East for the petrochemical industry.

'"SembE&C is very pleased to work with Hooghly Mills on these projects," said President and CEO Mr Wong Heang Fine. "We have built a strong reputation based on our ability to deliver projects on time and within budget, and are confident that we will be able to ensure the smooth progress, and completion, of all three projects."

Construction work on all three projects will commence in 2005, and will require between 9 and 36 months to complete. The appointment boosts the total number of construction management projects secured by SembE&C in India this year to 10.

These contracts do not have any impact on SembCorp Industries' earnings per share for the financial year 2004.

About SembCorp Engineers and Constructors

SembCorp Engineers & Constructors (SembE&C) is the largest engineering and construction group in Southeast Asia, with core capabilities in process engineering and design, civil engineering and building construction.

With experience in 35 countries, including China, India, Mexico, Middle East, Southeast Asia

and the United Kingdom, SembE&C has achieved a strong reputation for its ability in delivering state of the art construction methods and more importantly successfully completing the project on time and within budget. SembE&C employs more than 1200 employees worldwide.

Media Contact:

Michelle Ng
Group Corporate Relations
SembCorp Industries
Tel: +65 6723 3153
Fax: +65 6822 3240
Email: michelle.ng@sembcorp.com.sg

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